December 22, 2005

Ms. Jennifer R. Hardy

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:          KMG Chemicals, Inc.

Registration Statement on Form S-3

Filed November 22, 2005

SEC File No. 333-129879

Dear Ms. Hardy:

On behalf of KMG Chemicals, Inc. (“KMG”), we hereby submit the following responses to your letter dated December 1, 2005, containing comments from the staff of the Securities and Exchange Commission relating to KMG’s Registration Statement on Registration Statement on Form S-3, filed November 22, 2005.  In this letter, we have reproduced your comments in bold, italics typeface, and have made our responses in normal typeface.  KMG respectfully requests that the Staff provide its further comments at its earliest convenience.

General

1.     Our records reflect that the annual report on Form 10-K for the fiscal year ended July 31, 2005 was filed on October 31, 2005.  The 10-K was required to be filed 90 days after the end of the fiscal year covered by the report.  See General Instruction A(2)(b) of Form 10-K.  Thus, Chemicals does not appear to satisfy the registrant requirements for use of Form S-3.  See General Instruction I.A.2(b) of Form S-3, and advise.  See also Rules 401(a) and 411 of Regulation C under the Securities Act.

If KMG Chemicals is ineligible to use form S-3 and wishes to proceed with the offering, KMG Chemicals should amend the registration statement on a form whose eligibility requirements it is able to satisfy.  For example, if KMG Chemicals amends the registration statement on Form S-1, indicate on the cover page that the pre-effective amendment is a pre-effective amendment on Form S-1 to a registration statement on Form S-3.  The registration statement’s filing number noted above will remain unchanged.  Further, explain briefly in a cover letter why KMG Chemicals is amending on another form.  Alternatively, KMG Chemicals should withdraw the registration statement.  See Rule 477 of Regulation C under the Securities Act.

Response:  We concur that General Instruction A(2)(b) of Form 10-K requires KMG to  file its 10-K within 90 days of the end of its fiscal year.   As KMG’s fiscal year ended on July 31, 2005, its annual report was due on October 30, 2005.  However, October 30, 2005 was a Sunday.    Securities Exchange Act  Rule 0-3  states that if the last day that a Exchange Act filing is to be made is a weekend, then such filing is timely filed if filed on the next business day.  In compliance with this rule, KMG filed its 10-K on Monday, October 31, 2005.  Therefore, KMG’s 10-K was timely filed and KMG remains eligible to use Form S-3.

Selling Shareholders, page 11

2.     We assume that the numbering of a footnote as footnote (3) twice is inadvertent and that the second footnote (3) should be footnote (4).  Please revise.

Response:  We have complied with this comment, see page 12.

3.     For a beneficial owner such as Boenning & Scattergood, Inc. that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.  Refer to telephone interpretation 4S. in the Regulation S-K sections of the March 1999 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov, and revise.

Response:  We have complied with this comment, see page 12.

4.     Indicate the nature of any position, office, or other material relationship which each selling shareholder has had within the past three years with KMG Chemicals or any of its predecessors or affiliates.  See Item 507 of Regulation S-K.  Describe also any continuing relationships with the selling shareholders.

Response:  None of  the selling shareholders has had any position, office or material relationship with KMG.  As such, no such relationships are described in the prospectus.

5.     Confirm that none of the selling shareholders is a broker-dealer or a broker-dealer’s affiliate.  If a selling shareholder is a broker-dealer, tell us whether the selling shareholder acquired its securities as compensation for underwriting activities.  Unless a broker-dealer acquired the securities as compensation for underwriting activities, KMG Chemicals must identify the broker-dealer as an underwriter in the prospectus.  Language such as “may be deemed to be” an underwriter is unacceptable if the selling stockholder is a broker-dealer.

Response:  One of the selling shareholders, Boenning & Scattergood, Inc., is a broker-dealer.  Boenning & Scattergood, Inc. acquired 10,000 shares of common stock of KMG as part of their compensation as placement agent in a private placement of common stock concluded by KMG on April 21, 2005.

6.     If a selling shareholder is a broker-dealer’s affiliate, include disclosure that this broker-dealer’s affiliate:

•      Purchased in the ordinary course of business the securities to be resold.

•      Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If KMG Chemicals is unable to make the representations noted above in the prospectus, KMG Chemicals must state in the prospectus that the selling shareholder is an underwriter.  Language such as “may be deemed to be” an underwriter is unacceptable if the selling shareholder is an affiliate of any underwriter that cannot make these representations.

Response:  Please see response to Item 5 above.

7.     State that KMG Chemicals will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities.

Response:  KMG will file a prospectus supplement to name successors to any named selling shareholders who are eligible to use the prospectus to resell securities.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,

/s/ William B. Nelson

William B. Nelson

As requested in the letter dated December 1, 2005 containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Registration Statement on Form S-3 filed by KMG Chemicals, Inc. (the “Company”), the Company hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the Form S-3;

•      Staff comments or changes to disclosure in response to Staff comments in the Form S-3 reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Form S-3; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KMG Chemicals, Inc.

By:	/s/ David L. Hatcher
Name: David L. Hatcher
Title: President and Chief Executive Officer